

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2020

Eric A. Adams
President and Chief Executive Officer
InMed Pharmaceuticals Inc.
Suite 310-815 W. Hastings Street
Vancouver, B.C. V6C 1B4
Canada

Re: InMed Pharmaceuticals Inc.
Registration Statement on Form S-1
Filed June 19, 2020
File No. 333-239319

Dear Mr. Adams:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-1 filed on June 19, 2020

Business
Our Product Candidates and Technologies
Key Milestones, page 79

1. We note your response to comment 3. It appears that your Collaborative Research Agreement with the University of British Columbia is material to your business. Please disclose in the Summary section that such agreement may be terminated by either party upon 30 calendar days' written notice, as referenced on page 79.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at 202-551-3636 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel M. Miller, Esq.